

March 29, 2013

Via Email
Mr. Stacy J. Smith
Executive Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

      Re: **Intel Corporation**
                Form 10-K for the Fiscal Year Ended December 29, 2012
                Filed February 19, 2013
                File No. 000-06217

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

1.   We note that the percentage changes to average selling price and volume for your year ended December 31, 2011 disclosed on page 30 differ from the percentage changes included in your response letter dated April 18, 2012. Please tell us the reasons for these differences. Also, if the percentage changes related to your consolidated revenue are now different, please tell us the reasons why the percentage changes for your segments are the same.

Mr. Stacy J. Smith
Intel Corporation
March 29, 2013
Page 2

Data Center Group, page 32

2.   Please tell us, and revise future filings to clarify, the reasons underlying the material changes to the line items you disclose. For example, your disclosure indicates that DCG revenue increases resulted from higher average selling prices attributable to a "richer mix of products sold." However, it is unclear from your disclosure how the mix of products you sold in 2012 differed from the mix you sold in 2011.

3.   We note that you refer to a "mix of products" within your DCG segment, which implies that you sell more than one type of product, while your response letters to us dated April 18 and May 15, 2012 state that "our platforms are a single class of products." Please explain the reason for this difference.

Liquidity and Capital Resources, page 35

4.   We note from page 88 that at December 29, 2012, you held a cumulative total of $20.1 billion of undistributed earnings and basis differences of investments in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents, short-term investments and trading assets totaled $18.2 billion at that date, please tell us the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at December 29, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

5.   Further, as we note from pages 20 and 94 that the majority of your operations, your wafer fabrication activities and your property, plant and equipment are in the U.S., please discuss for us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to expatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

Item 8. Financial Statements

Note 6. Available-for-Sale Investments and Cash Equivalents, page 59

6.   We note your agreements with ASML regarding the purchase of equity securities, research and development funding, advance purchase orders and purchase credits. Please summarize for us the significant terms of the agreements and explain how you are accounting for them. Cite the accounting literature on which you are relying in accounting for each component of the agreements.

7.   Clearly describe to us the credits you will receive to be applied to future tool purchases from ASML. Clarify whether these credits can be applied against any future tool purchases or only against purchases of a particular product.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoff Kruczek at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3528.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director